ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Homestead Funds, Inc. (File Nos. 033-35788 and 811-06136) (the "Company")

Dear Ms. Marquigny:
This letter is in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") received from you via telephone on April 16, 2019, regarding the preliminary proxy statement of the Company (the "Preliminary Proxy"), which was filed on April 8, 2019, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Company's June 27, 2019 special meeting of shareholders of the Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Stock Index Fund, Value Fund, Growth Fund, Small-Company Stock Fund and International Equity Fund, each a series of the Company (each, a "Fund," and collectively, the "Funds").

A summary of the Staff's comments and the Company's responses are set forth below.  The responses will be reflected, to the extent applicable, in the Company's definitive proxy statement (the "Definitive Proxy") to be filed on or about April [26], 2019.  Capitalized terms used but not defined herein have the meaning set forth in the Preliminary Proxy.

1.	Comment: Whenever a comment is made in one location, please make conforming changes throughout the proxy statement where appropriate.

Response: Conforming changes will be made throughout the proxy statement where appropriate.

2.
Comment: Under "Questions & Answers – What am I being asked to approve?," the disclosure states that, "Second, shareholders of the Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Stock Index Fund, Value Fund, Growth Fund, Small-Company Stock Fund and International Equity Fund (each, a "Fund" and collectively, the "Funds") are being asked to approve a proposal to authorize RE Advisers Corporation (the "Adviser"), the investment adviser of each Fund other than the Stock Index Fund and the administrator of the Stock Index Fund, and the Company to enter into and materially amend investment sub-advisory agreements with sub-advisers that are not affiliated persons of the Company, a Fund, or the Adviser, with the approval of the Board, including a majority of the Directors who are not "interested persons" (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")) of the Funds or the Adviser, but without obtaining additional shareholder approval."  Please revise this disclosure in the Definitive Proxy so that it is easier for shareholders to read.

Response: In response to this Comment, the Company has defined "Fund" earlier in the disclosure and revised the above-referenced disclosure as follows:

Second, shareholders of ~~the Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Stock Index Fund, Value Fund, Growth Fund, Small-Company Stock Fund and International Equity Fund (each, a "Fund" and collectively, the "Funds")~~each Fund are being asked to approve a proposal to authorize RE Advisers Corporation (the "Adviser")~~, the investment adviser of each Fund other than the Stock Index Fund and the administrator of the Stock Index Fund,~~ and the Company, on behalf of the Fund, to enter into and materially amend investment sub-advisory agreements with unaffiliated sub-advisers ~~that are not affiliated persons of the Company, a Fund, or the Adviser, with the approval of~~without obtaining shareholder approval. If the proposal is approved, the Board, including a majority of the Directors who are not "interested persons" (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")) ~~of the Funds or the Adviser, but without obtaining additional shareholder approval~~, would continue to be required to approve all such sub-advisory agreements.

3.
Comment: Under "Questions & Answers – Who is paying for the proxy solicitation and legal costs associated with this solicitation?," please disclose the approximate solicitation costs and how expenses are attributed to specific Funds.

Response: In response to this Comment, the Company has revised its disclosure as follows:

A. ~~Each Fund will bear a portion of the costs of this solicitation. Expenses of~~The Funds have retained Broadridge Investor Communication Solutions, Inc. ("Broadridge") to assist in the solicitation ~~that are readily identifiable to a specific Fund will be applied to that Fund;~~of proxies of shareholders of the Company at a cost that is not expected to exceed $180,000, although actual costs may be substantially higher. These and any other expenses that are not readily identifiable to a specific Fund will be allocated among the Funds pro rata based on assets.  Although none are currently expected, any expenses of the solicitation that are readily identifiable to a specific Fund (e.g., such as expenses that may be associated with soliciting additional shareholder votes with respect to a specific Fund) will be applied to that Fund.
4.	Comment: In the "Notice of a Special Meeting of Shareholders," please clarify that, with respect to Proposal 2, shareholders of each Fund will vote separately for that Fund.

Response: In response to this Comment, the Company has revised its disclosure as follows: "With respect to Proposal 2, shareholders of each Fund will vote ~~together~~ separately as a single class."

5.	Comment: On page 1 of the Preliminary Proxy, please state the date by which proxies must be received to be considered timely.

Response: In response to this Comment, the Company has added the following disclosure to the Definitive Proxy: "To be considered received in time, proxies voted over the Internet, by telephone or by mail must be received by the Company by 11:59 P.M. Eastern Time on June 26, 2019."

6.
Comment: On page 1 of the Preliminary Proxy, consider using language consistent with the disclosure on page 13 to clarify that if no specification is made with respect to a Proposal on an executed proxy card, the shares will be voted for the matters specified on the proxy card.

Response: In response to this Comment, the Company has revised its disclosure as follows:

~~Timely, properly-executed proxies will be voted as you instruct~~All proxy cards that are properly executed in accordance with the instructions set forth on the proxy card and received in time to be voted at the Meeting will be voted at the Meeting or any adjournment(s) or postponement(s) thereof according to the instructions on the proxy card. If no specification is made ~~with respect to a Proposal, shares will be voted in accordance with the recommendation of the Directors as to that Proposal~~on an executed proxy card, it will be voted FOR the matters specified on the proxy card.

7.	Comment: Per Item 4(a)(3) of Schedule 14A, please state who has retained the proxy solicitor, describe the material features of the contract, and summarize the services to be provided.

Response: In response to this Comment, the Company has revised its disclosure as follows:

Solicitation of Proxies and Payment of Expenses

~~Each Fund will bear a portion of the costs of this solicitation. Expenses of the solicitation that are readily identifiable to a specific Fund will be applied to that Fund; expenses that are not readily identifiable to a specific Fund will be allocated among the Funds pro rata based on assets.~~ The Funds have retained Broadridge to assist in the solicitation of proxies of shareholders of the Company at a cost that is not expected to exceed $180,000, although actual costs may be substantially higher. These and any other expenses that are not readily identifiable to a specific Fund will be allocated among the Funds pro rata based on assets.  Although none are currently expected, any expenses of the solicitation that are readily identifiable to a specific Fund (e.g., such as expenses that may be associated with soliciting additional shareholder votes with respect to a specific Fund) will be applied to that Fund. Broadridge will assemble, mail and transmit the notice of meeting, proxy statement and related materials on behalf of the Funds, tabulate the votes that are received, and solicit any additional votes.

8.	Comment: Under "Payment of Expenses" on page 12 of the Preliminary Proxy, please disclose the approximate solicitation costs and how expenses are attributed to a specific Fund.

Response: The Company has revised the referenced disclosure to be consistent with the changes described in the response to Comment 3 above.

9.	Comment: Under Proposal 1, please provide additional detail and context regarding why shareholders are being asked to elect the Director Nominees.

Response: In response to this Comment, the Company has revised its disclosure as follows:

On December ~~12~~11, 2018, the Board determined to increase the number of Directors from eight to ten and seek to add two additional Directors to the Board in order to expand the diversity of backgrounds and experience of the Directors on the Board and in consideration of Director succession planning. In that regard, the Board formed an ad hoc Nominating Committee (the "Ad Hoc Nominating Committee")~~, which was~~ comprised of all of the Disinterested Directors for purposes of leading the search and interview process for new Director candidates.  Based on the recommendation of the Ad Hoc Nominating Committee, the Board has nominated for election by shareholders Julie H. Dellinger and Judith H. McKinney to ~~serve as Directors of the Company~~fill the two newly-created vacancies on the Board. Under the 1940 Act, the Company is required to hold a shareholders meeting for the election of Directors if, after filling a vacancy on the Board of Directors, less than two-thirds of the Directors holding office would have been elected by shareholders. Six of the eight Current Directors (each Current Director other than Messrs. Santero and Tonetti) have been elected by shareholders; therefore, shareholder approval is required in order for both Mses. Dellinger and McKinney to join the Board. The Board also ~~nominated~~determined to use this opportunity to nominate for election by shareholders ~~Mark D~~Messrs. Santero and ~~Peter J.~~ Tonetti, each of whom currently ~~serve as Directors~~serves as a Director of the Company and has not previously been elected by shareholders of the Company. Mses. Dellinger and McKinney and Messrs. Santero and Tonetti are collectively referred to herein as the "Director Nominees." Information regarding each of the ~~nominees~~Director Nominees appears in the following pages. The Board recommends that you vote in favor of their election.

10.	Comment: Under Proposal 1, please clarify that, if Mses. Dellinger and McKinney are elected, the number of Directors will increase from eight to ten.

Response: Please see the response to Comment 9 above.

11.
Comment: Under Proposal 1, the disclosure states that, "However, if any of them is unable to serve or for good cause will not serve, it is the Directors' intention that proxies that do not contain specific restrictions to the contrary will be voted for alternative candidates in accordance with the judgment of the persons named as proxies in the enclosed proxy card." Please clarify this disclosure.

Response: In response to this Comment, the Company has replaced the referenced disclosure with the following:

Unless authority is withheld, it is the intention of the persons named in the enclosed proxy for a Fund to vote each proxy for the Director Nominees. Each of the Director Nominees has indicated he or she will serve if elected, but if he or she should be unable to serve or chooses not to serve, the proxy holders may vote in favor of such substitute nominee as the Board may designate unless such proxy contains specific restrictions to the contrary (or, alternatively, the Board may determine to save a vacancy).

12.
Comment: Under Proposal 1, the disclosure states, "If elected, each Director Nominee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies or as otherwise provided in the By-laws of the Company." Please revise this disclosure to make clear that the Fund is not required and does not expect to hold annual meetings.

Response: In response to this Comment, the Company has revised its disclosure as follows:

If elected, each Director Nominee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies or as otherwise provided in the By-laws of the Company. The Company is a Maryland corporation and registered with the SEC as an open-end management investment company. As such, the Company is not required to hold an annual meeting of shareholders in any year in which the election of Directors is not required to be acted upon under the 1940 Act, and, accordingly, generally does not hold annual meetings unless required to as set forth in the Company's By-laws.

13.	Comment: Under Proposal 1, please disclose the names of the Ad Hoc Nominating Committee members and how many times the Ad Hoc Nominating Committee met during the fiscal year ended December 31, 2018.

Response: In response to this Comment, the Company has revised its disclosure to state that Messrs. Johnson, Marinello, Meyer, Perna, Petersen, Rose, and Tonetti were members of the Ad Hoc Nominating Committee and that the Ad Hoc Nominating Committee convened one time during the fiscal year ended December 31, 2018.

14.
Comment: Under "Proposal 1 – Vote Required" or "Other Information," please clarify the meaning of the term "plurality." Disclose that, since the Director Nominees are running unopposed, they will be elected even if they do not receive a majority of the votes. Indicate that withholding a vote or not voting for a Director Nominee will not have any effect on the outcome of the election.

Response: In response to this Comment, the Company has revised its disclosure under "Proposal 1 – Vote Required" as follows:

The election of each ~~nominee~~Director Nominee must be approved by the affirmative vote of a plurality (the greatest number of affirmative votes) of the shares voting at the Meeting at which a quorum is present. All Director Nominees receiving a plurality of the votes cast will be elected Directors of the Company. Under a plurality vote, the candidates who receive the most votes will be elected even if they receive approval from less than a majority of the votes cast. Because the Director Nominees are running unopposed, all of the Director Nominees are expected to be elected as Directors, as all Director Nominees who receive votes in favor will be elected while votes not cast or votes to withhold will have no effect on the election outcome. Shareholders of all of the Funds will vote together as a single class.
15.	Comment: Under Proposal 1, please disclose the information required by Item 9 of Schedule 14A regarding Independent Public Accountants.

Response: Item 9 of Schedule 14A requires certain information describing a registrant's relationship with its independent public accountant if the solicitation is made on behalf of the registrant and relates to: (1) the annual (or special meeting in lieu of annual) meeting of security holders at which directors are to be elected, or a solicitation of consents or authorizations in lieu of such meeting; or (2) the election, approval or ratification of the registrant's accountant. As a Maryland Corporation, the Company is not required to hold annual meetings of shareholders in any year in which the election of directors is not required to be acted upon under the 1940 Act. Because the proxy statement relates to a special meeting of shareholders and does not relate to the Company's annual meeting or any meeting in lieu of such annual meeting, each as described in the Company's By-Laws, the Company believes that the disclosure in Item 9 of Schedule 14A is not required and that this approach is consistent with the position taken by other investment companies similarly situated.1 Therefore, the Company respectfully declines to add the requested disclosure.

16.	Comment: Under Proposal 2, please clarify that shareholders are being asked to grant the Board and RE Advisers authority to enter into and materially amend certain investment sub-advisory agreements.

Response: In response to this Comment, the Company has revised its disclosure as follows:

Accordingly, the Board ~~has approved, and recommends that shareholders approve, a proposal authorizing~~ and the Adviser are asking shareholders to grant authority to the Adviser and the Company to enter into and materially amend certain investment sub-advisory agreements with sub-advisers that are not affiliated persons of the Adviser, with the approval of the Board, but without obtaining additional shareholder approval.

17.
Comment: Under "Proposal 2 – Directors' Considerations Regarding Approval of Proposal 2," please describe what the consequences will be if shareholders of certain Funds approve the Proposal while shareholders of other Funds do not approve the Proposal.

Response: The Company has added disclosure to the Definitive Proxy stating that:

The outcome of a vote for one Fund does not affect any other Fund. If shareholders of a Fund do not approve this Proposal, such Fund will not be able to rely on the SEC Exemptive Order and will generally be required to obtain shareholder approval to enter into or materially amend sub-advisory agreements.

18.	Comment: Under Proposal 2, please revise the disclosure to clarify that each Fund is voting independently of the other Funds.

Response: The Company has revised the referenced disclosure to be consistent with the changes described in the response to Comment 4 above.

19.	Comment: If accurate, please revise the last sentence under "Proposal 2 – Vote Required" to say that shareholders of each Fund will vote separately as a single class.

Response: The Company has revised the referenced disclosure to be consistent with the changes described in the response to Comment 4 above.

20.	Comment: Under "Other Information – Voting and Other Matters," please explain what constitutes a properly executed proxy card.

Response: In response to this Comment, the Company as revised its disclosure as follows: "All proxy cards ~~solicited~~ that are properly executed in accordance with the instructions set forth on the proxy card and received in time to be voted at the Meeting will be voted at the Meeting or any adjournment(s) or postponement(s) thereof according to the instructions on the proxy card."

21.	Comment: Under "Other Information – Voting and Other Matters," with respect to Proposal 2, please clarify how adjournment would work if quorum is achieved for some Funds but not others.

Response: In response to this Comment, the Company has revised its disclosure as follows:  the following disclosure to the Definitive Proxy: "If a quorum is not present at the Meeting for the Company or for a Fund, or if a quorum is present at the Meeting but sufficient votes to approve a Proposal are not received, or if other matters arise requiring shareholder attention, the chairperson of the Meeting may adjourn the Special Meeting for the Company or for such Fund."

22.	Comment: Please confirm supplementally that investors who own shares of more than one Fund will receive a proxy card for each Fund.

Response: The Company notes that investors who own shares of more than one Fund will receive a proxy card that contains both (1) individual voting instruction cards for each Fund, each of which identifies the Proposals applicable to that Fund, and (2) a consolidated voting instruction card that identifies the Proposals applicable to all of the investor's Funds. The individual voting instruction cards allow investors who own shares of more than one Fund to vote separately on each Proposal applicable to each Fund. The consolidated voting instruction card is provided to allow investors who own shares of more than one Fund to indicate the same voting instructions for multiple Funds. An investor who receives this form of proxy card may choose to vote each Fund separately using the individual voting cards or vote all Funds in the same manner using the consolidating voting card.

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We believe that this submission fully responds to your comments.  Please feel free to call me at (617) 951-7780 if you have any questions regarding the foregoing.

Very truly yours,
/s/ Lisa M. Henry
Lisa Henry

1 See, e.g., the proxy statement for Pax World Funds Series Trust I (File Nos. 002-38679 and 811-02064) and Pax World Funds Series Trust III (File Nos. 333-194601 and 811-22935), filed with the SEC on March 28, 2017; and the proxy statement for Lord Asset Management Trust (File Nos. 033-75138 and 811-08348), filed with the SEC on October 15, 2018.